SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

June 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Isabel Rivera

Re:	Energys Group Ltd.
Amendment No. 5 to Registration Statement on Form F-1
Filed May 10, 2024
File No. 333-275956

Dear Ms. Rivera:

We represent Energys Group Limited (the “Company” or the “Registrant”) as U.S. counsel. We are filing herewith Amendment 6 to the Company’s Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares.

The purpose of this letter is to respond to the comment letter dated May 24, 2024 from the Division of Corporation Finance, Office of Real Estate and Construction (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to Amendment 5 of the Company’s Registration Statement. For your convenience, the comments have been reproduced below, followed by the Company’s response.

Amendment No. 5 to Form F-1 filed May 10, 2024

General

1.	We note your response to prior comment 1. First, please tell us when the shares previously held by Majestic Dragon Investment Co., Limited were contributed to Bright Forever Investments Limited and the consideration paid. Second, we note that at least one of the selling shareholders obtained their shares from the company’s controlling shareholder, Moonglade Investment Limited, instead of directly from the company. Please tell us how Majestic Dragon and Bright Forever, as applicable, came to learn of the controlling shareholder’s desire to transfer, sell, or dispose of the shares, and how Moonglade decided when to make those sales.

Response:

In response to this comment, the Registrant supplementally informs the Staff as follows:

The Ordinary Shares previously held by Majestic Dragon Investment Co., Limited were contributed to Bright Forever Investments Limited on April 24, 2024 and the Preferred Shares were contributed to Bright Forever Investments Limited on April 26, 2024. The consideration paid for the Ordinary Shares was US$1.00; the same amount was paid for the Preferred Shares. Please note that Majestic Dragon Investment Co., Limited and Bright Forever Investments Limited are under common ownership and that, therefore, the transfer was merely a change in record ownership, but not in beneficial ownership.

Moonglade Investment Limited decided to sell some of its shares after it was removed as a selling shareholder. Being acquainted with the principals of the Reselling Shareholders, Mr. Michael Lau approached them, on behalf of Moonglade, and offered to sell them some of Moonglade’s shares. Mr. Lau agreed to register the shares for resale in conjunction with the Company’s IPO. The purchasers of the shares from Moonglade are not affiliated with Moonglade, Moonglade’s shareholders, officers, or directors or with the Company. The purchasing shareholders act for and on their own behalf.

U.S. Securities and Exchange Commission

June 3, 2024

Dividends and Dividend Policy, page 37

2.	Please revise to include disclosure of the non-cumulative dividend right and whether the company anticipates making such payments. We note that your statement that you do not intend to pay dividends on page 37 only applies to ordinary shares.

Response:

In response to this comment, the Registrant has added disclosure to the section titled “Dividends and Dividend Policy” that clarifies that the Board of Directors does not intend to pay any dividends on our Ordinary Shares or on our Preferred Shares for the foreseeable future and that the Preferred Shares carry a right to receive non-cumulative dividends at the rate of $0.40 per share per annum (i.e., 8%) out of funds legally available therefor, but only when and as declared by the Board of Directors.

Exhibits

3.	We note your increased primary offering size. Please refile all exhibits revised due to the increased offering size, including the underwriting agreement, legal opinion, and filing fee table.

Response:

In response to this comment, the Registrant has revised, or caused to be revised, and re-filed the following exhibits: (i) the form of underwriting agreement as Exhibit No. 1.1; (ii) the opinion of Harney Westwood & Riegels as Exhibit 5.02; and (iii) the filing fee table as Exhibit No. 107.

4.	We note your disclosure on page 55 regarding a second credit facility with DBS Bank (Hong Kong) Limited entered into in August 2023. Please provide the credit agreement as an exhibit to your registration statement, or tell us why it is not a material agreement.

Response:

In response to this comment, the Registrant has filed the Banking Facilities Letter dated August 23, 2023 from DBS Bank (Hong Kong) Limited to New Vision Lighting Limited as Exhibit 10.22.

Alternate Pages for Resale Prospectus

The Selling Shareholders, page Alt-2

5.	Please disclose the person(s) with dispositive voting control for the shares held by Bright Forever Investments Limited and, as described in your response letter to prior comment 1, when the transfer from Majestic Dragon Investment Co., Limited occurred.

Response:

In response to this comment, the Registrant has amended the footnotes to the table such that footnote 4 now discloses that Bright Forever Investments Limited is wholly owned by Ms. Fung Ming Pang, who also owns Majestic Dragon Investment Co., Ltd., and footnote 5 now discloses that Majestic Dragon Investment Co. Limited contributed the 680,000 Ordinary Shares and the 6,800 Preferred Shares to Bright Forever Investments Limited, which is under common ownership with it, on April 24, 2024 and April 26, 2024, respectively.

If you have any questions relating to the Registration Statement, please contact Kevin Cox, the Registrant’s Chief Executive Officer, at his email address of kevin.cox@energysgroup.com, or Michael Lau, the Registrant’s Chief Technical Officer, at his email address of michael.lau@energysgroup.com.

U.S. Securities and Exchange Commission

June 3, 2024

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schlueterintl.com. If you wish to speak with us, please feel free to call me at 303-292-3883 or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Energys Group Ltd.
WWC, P.C.